SECURITIES AN[illegible] COMMISSION
RECEIVED
MAR 2 8 2008
DIVISION OF MARKET REGULATION

08031435

AB 4/23

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Capital LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

11 Madison Avenue
(No. and Street)

New York (City) New York (State) 10010-3629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
345 Park Avenue	New York	New York	10154

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

AB 4/23

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul O'Keefe, being duly authorized and sworn, affirm that I am an officer of Credit Suisse Capital LLC (the "Company") and to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Chief Financial Officer

Subscribed and sworn to before me
This 20th day of March, 2008.

Narima Khan
Notary Public

NARIMA KHAN
Notary Public, State of New York
No. 01KH5039227
Qualified in Queens County
Commission Expires Feb. 13, ~~189~~ 2011

KPMG

CREDIT SUISSE CAPITAL LLC

(S.E.C. I.D. NO. 885352)

Statement of Financial Condition
And Supplemental Schedule
As of and for the Year Ended December 31, 2007
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT
Pursuant with Rule 17a-12 (c)
Under the Securities Exchange Act of 1934

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Member of
Credit Suisse Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC ("the Company), as of December 31, 2007 that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, effective January 1, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities", and Statement of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48 ,"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109".

KPMG LLP

New York, New York,
March 20, 2008

CREDIT SUISSE CAPITAL LLC
Statement of Financial Condition
December 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$	148,614
Securities borrowed from affiliates		13,843,670
Receivables:		
Affiliates		215,936
Brokers, dealers and other		1,546,683
Financial instruments owned (of which $15,206,260 was encumbered):		
U.S. government and agencies		50,811
Municipal bonds		3,712
Corporate debt		73,273
Equities		19,887,892
Derivatives contracts		5,557,739
Hybrid OTC instruments		1,555,458
Mutual funds		1,033,731
Loans		2,701,433
Other assets		317
Total assets	$	46,619,269

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	8,611,947
Securities loaned to affiliates		18,693,227
Payables:		
Affiliates and parent		691,772
Brokers, dealers and other		3,267,603
Financial instruments sold not yet purchased:		
Equities		13,039,577
Derivatives contracts		1,232,610
Subordinated borrowings		115,000
Other liabilities		133,795
Total liabilities		45,785,531
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		96,138
Total member's equity		833,738
Total liabilities and member's equity	$	46,619,269

See accompanying notes to statement of financial condition.

CREDIT SUISSE CAPITAL LLC
Notes to Statement of Financial Condition
December 31, 2007

1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse (USA), Inc., and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc., whose ultimate parent is Credit Suisse Group.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions including variable prepaid forwards ("VPFs") and swap transactions including interest rate swaps, credit default swaps and total return swaps.

Options

The Company writes option contracts to meet customer needs and for hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases options to meet customer needs and for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a customer buys a put option on a stock and finances it with the sale of a call option at the same or higher strike price. Collars are carried at fair value and are included in derivatives contracts on the statement of financial condition. To mitigate the credit risk the Company receives collateral. The Company hedges the exposure from collar transactions by shorting equities.

Forwards

VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a customer on a forward basis. At inception, the Company pays the customer a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares, with a maximum share cap) from the customer based on the market price of

1. Organization and Description of Business (Continued)

the shares at maturity. VPFs allow customers to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the customer against decreases in the value of the underlying common stock. The customer pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to hedge this risk, the Company sells the underlying stocks short.

The VPFs are generally long-dated and have maturities of three to ten years. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), all VPFs entered into prior to July 1, 2003 are included in hybrid OTC instruments in financial instruments owned in the statement of financial condition and had a fair value of $1.6 billion as of December 31, 2007. All of the Company's VPFs entered into after June 30, 2003, meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition and had a fair value of $4.3 billion as of December 31, 2007. All VPFs are carried at fair value.

Swaps

The Company enters into interest rate swaps which are contractual agreements in which two counterparties agree to exchange interest payments on a defined principal amount, or notional, for a fixed period of time.

Credit default swaps are contracts that enable customers to buy protection against the risk of default of an asset issued by a specified reference entity. This contract transfers an asset's credit risk from the customer to the Company without transferring ownership of the underlying asset. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. The Company mitigates its risk by entering into an offsetting transaction where the Company buys protection from an affiliate.

Total return swaps are contractual agreements where the Company agrees to pay a customer the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps include U.S. government and agencies securities, municipal bonds, corporate debt, equity securities, loans and mutual funds. The exposure from these transactions is hedged by purchasing the underlying asset.

2. Summary of Significant Accounting Policies

Use of estimates. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities as of the date of the statement of financial condition are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

2. Summary of Significant Accounting Policies (Continued)

Securities borrowed from/Securities loaned to affiliates. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowed transactions, the Company deposits cash or other collateral with the lender. For securities loaned transactions, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), accrued dividends and interest, margin due on futures contracts and cash collateral deposits due from counterparties. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), accrued dividends and interest and cash collateral deposits due to counterparties. In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. The Company's financial instruments, including loans, as well as, financial instruments with off-balance sheet risk, are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis. For more information on fair value see Note 3.

Derivatives contracts. All derivative contracts are carried at fair value.

The fair values associated with derivative instruments are reported net by counterparty across products, in accordance with Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Relating to Certain Contracts," provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement.

Hybrid OTC instruments. Certain contracts or securities which do not meet the definition of a derivative in their entirety are referred to as hybrid OTC instruments and are carried at fair value in the statement of financial condition.

Deferred taxes. The Company is included in a consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 13 for more information.

2. Summary of Significant Accounting Policies (Continued)

RECENTLY ADOPTED ACCOUNTING STANDARDS

SFAS 157

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the Emerging Issues Task Force ("EITF") 02-3 guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities. The Company adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption the Company reported an increase in opening accumulated earnings of $3.3 million, net of tax.

SFAS 159

In February 2007, the FASB issued SFAS 159. SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Company adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, there was no impact in opening retained earnings. For more information see Note 3.

FIN 48

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have an impact on the Company's financial condition.

2. Summary of Significant Accounting Policies (Continued)

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

FSP FIN 39-1

In April 2007, the FASB issued FASB Staff Position ("FSP") FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. This FSP is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Company's implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort. Based on this, the Company will be adopting FSP FIN 39-1 on a prospective basis.

3. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain OTC derivative instruments, loans, municipal bonds, mutual funds and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities and certain OTC derivatives. Valuation techniques for certain of these instruments are described more fully below.

Fair Value Hierarchy

Financial instruments recorded in the Company's statement of financial condition at fair value as of December 31, 2007 have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is

3. Fair Value of Assets and Liabilities (Continued)

released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2007	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting[1]	Total at fair value
Assets			(in thousands)		
Cash instruments	$ 21,049,419	$ 3,456,604	$ 800,287	$ —	$ 25,306,310
Derivatives	27,702	8,360,757	2,393,434	(5,224,154)	5,557,739
Total assets at fair value	$ 21,077,121	$ 11,817,361	$ 3,193,721	$ (5,224,154)	$ 30,864,049
Liabilities					
Cash instruments	$ 13,039,577	$ —	$ —	$ —	$ 13,039,577
Derivatives	69,257	5,960,583	426,924	(5,224,154)	1,232,610
Total liabilities at fair value	$ 13,108,834	$ 5,960,583	$ 426,924	$ (5,224,154)	$ 14,272,187

(1) Derivatives contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to the counterparty netting.

Qualitative Disclosures of Valuation Techniques

Trading assets and liabilities

Trading securities

The Company's trading securities consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities. Equity securities include common equity shares.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other

3. Fair Value of Assets and Liabilities (Continued)

modeling techniques, which may involve judgment.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations.

Derivatives

Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

For further information on the fair value of derivatives as of December 31, 2007 see note 7.

Fair Value Option

Upon adoption of SFAS 159 the Company elected fair value for certain of its statement of financial condition captions as follows:

Loans: The Company has elected to account for certain loans that were previously accounted for at lower of cost or market at fair value. All loans held by the Company are accounted for at fair value. These activities are managed on a fair value basis; thus, fair value accounting for these instruments is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balance

December 31, 2007	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
Financial instruments (in thousands)		(in thousands)	
Loans	$ 171,348	$ 184,224	$ (12,876)

4. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth related party assets and liabilities as of December 31, 2007:

		(In thousands)
ASSETS		
Securities borrowed from affiliates	$	13,843,670
Receivables from affiliates		215,936
Receivables from brokers, dealers and other		594,181
Derivatives contracts		918,880
Deferred tax asset (included in other assets)		195
Total assets	$	15,572,862
LIABILITIES		
Short-term borrowings from affiliates	$	8,611,947
Securities loaned to affiliates		18,693,227
Payables to affiliates and parent		691,772
Payables to brokers, dealers and other		1,341,379
Derivatives contracts		864,399
Taxes payable (included in Other liabilities)		22,597
Subordinated borrowings		115,000
Total liabilities	$	30,340,321

All of the obligations of the Company are guaranteed by CS USA.

As of December 31, 2007, the fair market value of assets that the Company pledged to affiliates was $18.4 billion and the fair market value of assets that the Company received from securities borrowed transactions with affiliates was $13.5 billion.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 13 for more information.

5. Receivables from and payables to brokers, dealers and other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2007, consist of the following:

	Receivables	Payables
	(In thousands)	
Unsettled regular-way securities trades and fails	$ 1,144,148	$ 1,767,478
Margin due on futures contracts	69,711	—
Accrued dividends and interest	148,316	126,369
Cash collateral deposits due from/to counterparties	67,630	1,373,756
Other	116,878	—
Total receivables from and payables to brokers, dealers and other	$ 1,546,683	$ 3,267,603

6. Transfers of Financial Assets

In the normal course of business, the Company's activities include various securities and financial instrument transactions, including options, collars, VPFs, interest rate, credit default and total return swaps that involve off-balance sheet risk. The Company is exposed to the risk that a customer or counterparty to the off-balance sheet transaction is unable to fulfill its contractual obligations, and that collateral held is not sufficient to cover losses. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2007:

		December 31, 2007
		(In millions)
Fair value of the assets pledged and assigned as collateral by the Company	$	15,868
of which was encumbered		15,206
Fair value of the collateral received by the Company with the right to sell or repledge		18,148
of which was sold or repledged	$	16,177

7. Derivatives Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad–based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest rates, or a variety of indices. The Company enters into derivative and certain hybrid transactions for risk management purposes and to provide products for its clients. See Note 1 for description of the Company's derivatives business operations.

The fair values of all derivatives contracts outstanding as of December 31, 2007 were as follows:

		Assets		Liabilities
		(In thousands)		
Options	$	308,173	$	656,726
Forward contracts (including certain VPFs)		4,651,830		381,401
Swaps		5,821,890		5,418,637
Impact of netting[1]		(5,224,154)		(5,224,154)
Total derivatives contracts	$	5,557,739	$	1,232,610

(1) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment related to the counterparty nettings.

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition.

8. Subordinated Borrowings and Member's Equity

The Company has a $115 million subordinated financing arrangement with CS USA that matures on March 31, 2016, which bears interest at a floating interest rate that is equivalent to those obtained by CS USA for its long-term borrowings. The weighted average effective interest rate for these borrowings as of December 31, 2007 was 5.8%.

The borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Exchange Act, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

9. Commitments

The following table sets forth the Company's commitments, including the current portion as of December 31, 2007:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In thousands)		
Commitments to purchase loans	$ 895	$ 4,678	$ 5,116	$ 5,805	$ 16,494
Total commitments	$ 895	$ 4,678	$ 5,116	$ 5,805	$ 16,494

10. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party.

10. Guarantees (Continued)

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2007 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total Guarantees	Carrying Amounts
	(In thousands)					
Derivatives	$ 5,000	$ 128,560	$ —	$ —	$ 133,560	$ 28,701
Total guarantees	$ 5,000	$ 128,560	$ —	$ —	$ 133,560	$ 28,701

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are credit default swaps.

FIN 45 does not require disclosure about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instruments at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the table above. These are reflected as derivatives contracts in the statement of financial condition. The amounts disclosed in the table above were determined by using notional values and represent the obligation of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Notes 1 and 7.

11. Net Capital

The Company computes its net capital based on value at risk under Appendix F of SEC Rule 15c3-1, under the Exchange Act. As of December 31, 2007, the Company's net capital of $515 million, allowing for market and credit risk exposure of $21 million and $183 million, respectively, was in excess of the minimum net capital requirement by $495 million. The Company is in compliance with the exemptive provisions of Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

12. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized. As of December 31, 2007, the Company had a significant concentration of credit risk with one counterparty totaling $28 million.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with customers and dealers. The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into

12. Concentrations of Credit Risk (Continued)

master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions.

13. Deferred Taxes

The Company is included in a consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The deferred tax asset of $1 million as of December 31, 2007 relates primarily to accrued expenses. As of December 31, 2007, the state and local deferred tax asset of $195 thousand was included in other assets and the federal deferred tax asset of $885 thousand which was settled through the intercompany accounts was included in other liabilities in the statement of financial condition.

The increase in the state and local deferred tax asset was due to changes in assessment of certain state and local tax positions. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net federal, state and local deferred tax assets of $1 million as management believes that the deferred tax assets as of December 31, 2007 is more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 2000 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

14. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

Schedule 1

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 Appendix F
As of December 31, 2007
(In thousands)

Member's equity	833,738
Subordinated borrowings	115,000
Total	948,738
Nonallowable assets and miscellaneous capital charges:	
Nonallowable assets	(171,202)
Other deductions and/or charges	(58,687)
Total	(229,889)
Tentative net capital before market and credit risk exposure	718,849
Market risk exposure	(21,172)
Credit risk exposure	(182,663)
Total	(203,835)
Net capital	515,014
Minimum capital requirement	20,000
Capital in excess of minimum requirements	$ 495,014

NOTE - There are no material differences between the amounts presented above and the amounts included in Credit Suisse Capital LLC's unaudited FOCUS Report as of December 31, 2007 as filed on January 25, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-12

Member of:
Credit Suisse Capital LLC

In planning and performing our audit of the statement of financial condition of Credit Suisse Capital LLC ("the Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-12(h)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-12(h) in making the periodic computations of net capital under rule 15c3-1 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-12(h)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management of the Company, and the SEC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 20, 2008

END